[GRAPHIC OMITTED]

                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                               ONE GRANITE PLACE
                                                               CONCORD, NH 03301

                                                              RONALD R. BESSETTE
                                                                  SENIOR COUNSEL
                                                             Phone: 603-229-6140
                                                         Ronald.Bessette@LFG.com

VIA email

August 27, 2009

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549

Re:      The Lincoln National Life Insurance Company
         Lincoln Life Variable Annuity Account N
         File Nos. 333-36316, 811-08517
         Post-Effective Amendment No. 42

Dear Ms. Sazzman:

This letter and the attached blacklined prospectus supplement are in response to your comments conveyed by phone on August 24, 2009. Responses to your comments follow.

Comment 1: Cover Page - Please confirm that the contract name on the supplement is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response: The contract name on the supplement is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Comment 2: Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of the company's guarantees under the policy.

Comment 3: If the company is relying on Section 240.12h-7 of the 1934 Act, must so state in the prospectus.

Response: The following disclosure has been added and will be incorporated into the section titled "The Lincoln National Life Insurance Company" of the May 1, 2010 prospectus for the remaining products issued by the Company:

"With respect to the issuance of the Contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Exchange Act of 1934."

Comment 4: Confirm that the underlying prospectus contains language regarding the claims paying ability of the Company, including disclosure that the general account is not segregated or insulated from the claims of the insurance company's creditors.

Response: Appropriate language appears in the section titled "The Lincoln National Life Insurance Company" in the underlying prospectus dated May 1, 2009.

Comment 5: Explain to the Staff how and when the supplemental language will be incorporated into the underlying prospectus.

Response: The changes outlined in the supplement will be incorporated into the following sections of the May 1, 2010 prospectus: Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM Advantage and The Contracts - Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage and Lincoln Lifetime IncomeSM Advantage Plus.

Comment 6: Remove the references to Lincoln New York and the Lincoln New York separate account in the supplement heading.

Response:  The references have been removed.

Comment 7: Paragraph 2: State definitively when the 200% Step-up will not be available. Name the relevant contract riders.

Response: The first sentence of Paragraph 2 has been changed as follows: On or after September 7, As of October 5, 2009, the 200% Step-up feature in the Lincoln Lifetime IncomeSM Advantage rider and the Lincoln Lifetime IncomeSM Advantage Plus rider will no longer be available in riders purchased on or after that date.

Comment 8: Paragraph 3: This language notes how the Guaranteed Amount may be increased. Please revise to call attention to how the Guaranteed Amount may be decreased, as described in the underlying prospectus (pg. 26).

Response:   A statement has been added to state that the Guaranteed Amount will be decreased for withdrawals.

Comment 9:  Paragraph 3: Re-write the second sentence for clarity.

Response: The sentence has been changed and reads as follows: The amount of the withdrawals is based on the Guaranteed Amount, which is equal to the initial purchase payment. The Guaranteed Amount is increased by additional purchase payments, automatic step-ups and enhancements, and is decreased for withdrawals.

Comment 10: Paragraph 4: At the end of the paragraph, reiterate that the 200% Step-up will no longer be available.

Response:   A sentence stating the limited availability of the 200% Step-up has been added.

Comment 11: Paragraph 6:

  a. Disclose what impact, if any, the proposed changes will have on existing contractowners who have already elected the Lincoln Lifetime IncomeSM Advantage rider.
  b. Disclose what impact, if any, the proposed changes will have on existing contractowners who have not previously elected the Lincoln Lifetime IncomeSM Advantage rider.

Response: The change will only affect new purchases of the rider. Existing contractowners who already own the rider will not be impacted. This disclosure has been added as a new paragraph following Paragraph 6.

Comment 12: Paragraphs 3 & 5: Disclose that excess or non-compliant withdrawals under the Lincoln Lifetime IncomeSM Advantage rider may result in premature termination of those benefits and of the rider.

Response:   Appropriate disclosure has been added.

Comment 13: Paragraph 6: Show the total charge incurred by the contractowner upon election of Lincoln Lifetime IncomeSM Advantage Plus.

Response:   The total charge has been added.

Comment 14: Paragraph 7: Revise the first sentence to reflect that the provisions should be disregarded on or after the noted date.

Response:   This change has been made.

Comment 15: Paragraph 7, first bullet: Give a more precise description of the provision to be disregarded with respect to its association with the 200% Step-up. Verify that all the language in the Charges and Other Deductions section of the underlying prospectus will be revised accordingly, as well as the first footnote to the "Optional Rider Charges" section of the Expense Table.

Response: The paragraph has been revised to provide a more precise description. A new reference to the footnote on the Expense Table has been added.

Comment 16: Paragraph 7, second bullet: Give a more precise description of the provision to be disregarded in the Living Benefits Rider section of the prospectus.

Response:   The paragraph has been revised to provide a more precise
description.

Comment 17: Does the limited availability of this rider impact the death benefits or annuity options offered under the contract?

Response: The limited availability of the rider will have no impact on the death benefits or annuity options offered under the contract. This statement has been added to the final paragraph of the supplement.

Comment 18: Power of Attorney (Part C): Please provide a Power of Attorney that relates specifically to the 1933 Act file number of the amended registration statement.

Response:   A Power of Attorney with the applicable 1933 Act file number will be filed with the next post-effective amendment.

Comment 19: Financial Statements, Exhibits, and Other Information: Any financial statement, exhibits, and other required disclosure not included in this registration statement must be filed in a post-effective amendment to the registration statement.

Response: Financial statements, exhibits, and other required disclosure not included in this registration statement will be filed in the next post-effective amendment to the registration statement.

Comment 20: Tandy Representations must be filed.

Response:   In regards to the referenced filing, The Lincoln National Life
Insurance Company and Lincoln Life Variable Annuity Account N (together "Lincoln") acknowledge the following:

  o Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;
  o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and
  o Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-229-6140 with further comments or questions.

Sincerely,


/s/ Ronald R. Bessette

Ronald R. Bessette
Senior Counsel

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                     LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N
                         ChoicePlus Assurance (C Share)

            Supplement to the May 1, 2009 Prospectus, as supplemented


This Supplement dated October 5, 2009, outlines changes to the prospectus for your individual variable annuity contract. It is for informational purposes and requires no action on your part.

As of October 5, 2009, the 200% Step-up feature in the Lincoln Lifetime IncomeSM Advantage rider and the Lincoln Lifetime IncomeSM Advantage Plus rider will no longer be available in riders purchased on or after that date.

Lincoln Lifetime IncomeSM Advantage provides minimum, guaranteed, periodic withdrawals for your life or for the lives of you and your spouse. The amount of the withdrawals is based on the Guaranteed Amount, which is equal to the initial purchase payment. The Guaranteed Amount is increased by additional purchase payments, automatic step-ups and enhancements, and is decreased for withdrawals. Lincoln Lifetime IncomeSM Advantage Plus provides an increase in the contract value of an amount equal to the excess of the initial Guaranteed Amount over the current contract value.

The 200% Step-up feature provides (subject to conditions) that on the Benefit Year anniversary after the contractowner (Single Life) or younger of the contractowner or spouse (Joint Life) reach age 65 (if rider was purchased on or after January 20, 2009, age 70 if rider is purchased prior to January 20, 2009), or the rider has been in effect for 10 years, whichever event is later, we will step-up your Guaranteed Amount to 200% of your initial Guaranteed Amount (plus any purchase payments made within 90 days of rider election), less any withdrawals. The 200% Step-up will only occur if it would increase your Guaranteed Amount to an amount higher than that provided by the 5% Enhancement or the Automatic Annual Step-up for that year, if applicable. A complete description of the provisions of this rider, including the 200% Step-up and charges associated with the rider, is provided in your prospectus. See The Contracts - Living Benefit Riders, Lincoln Lifetime IncomeSM Advantage and Lincoln Lifetime IncomeSM Advantage Plus and Charges and Other Deductions - Rider Charges. As of October 5, 2009 the 200% Step-up feature will no longer be available in Lincoln Lifetime IncomeSM Advantage and Lincoln Lifetime IncomeSM Advantage Plus riders purchased on or after that date.

Excess Withdrawals may significantly reduce your Maximum Annual Withdrawal amount and may result in termination of the rider if the Maximum Annual Withdrawal amount is reduced to zero. Withdrawals will also negatively impact the availability of the 5% Enhancement and the Lincoln Lifetime IncomeSM Advantage Plus. See The Contracts - Living Benefit Riders, Lincoln Lifetime IncomeSM Advantage and Lincoln Lifetime IncomeSM Advantage Plus for more details.

All other features of the Lincoln Lifetime IncomeSM Advantage and Lincoln Lifetime IncomeSM Advantage Plus will continue to be available on or after October 5, 2009. These features include:


o A Guaranteed Amount from which Minimum Annual Withdrawals of 5% per year may be made;
o The Maximum Annual Withdrawal Amount Annuity Payout Option which is a fixed annuity option;
o The greater of 5% annual Enhancements or Automatic Annual Step-ups of the Guaranteed Amount (subject to conditions);
o Nursing Home Enhancement to the Maximum Annual Withdrawal Amount.


Existing contractowners who own either the Lincoln Lifetime IncomeSM Advantage or the Lincoln Lifetime IncomeSM Advantage Plus rider will not be impacted by this change. Existing contractowners who do not currently own either the Lincoln Lifetime IncomeSM Advantage or the Lincoln Lifetime IncomeSM Advantage Plus rider may take advantage of the limited availability of the 200% Step-up feature by purchasing either rider before October 5, 2009.

There will be no change to the charge for the Lincoln Lifetime IncomeSM Advantage or the Lincoln Lifetime IncomeSM Advantage Plus (guaranteed maximum annual percentage charge of 1.50% of the Guaranteed Amount plus an additional guaranteed maximum annual percentage charge of 0.15% of the Guaranteed Amount for the Lincoln Lifetime IncomeSM Advantage Plus option for a total guaranteed maximum annual percentage charge of 1.65% of the Guaranteed Amount).

If you purchase Lincoln Lifetime IncomeSM Advantage on or after October 5, 2009, the following provisions within the prospectus relating to the Lincoln Lifetime IncomeSM Advantage and the Lincoln Lifetime IncomeSM Advantage Plus should be disregarded:

        On the Expense Table - the reference to the 200% Step-up in the first footnote of the Optional Rider Charges section.

        Under the Charges and Other Deductions - Rider charges, Lincoln Lifetime IncomeSM Advantage Plus: the references to the increase of the Guaranteed Amount caused by the 200% Step-up in the second and fourth paragraphs of the section.

        Under The Contracts - Living Benefit Riders, Lincoln Lifetime IncomeSM Advantage and Lincoln Lifetime IncomeSM Advantage Plus: all references to the increase of the Guaranteed Amount and Maximum Annual Withdrawal caused by the 200% Step-up and the entire paragraph titled Step-up to 200% of the Guaranteed Amount.

The limited availability of the 200% Step-up has no impact on the death benefit options or annuity payout options offered under your contract. Before deciding whether to drop Lincoln Lifetime IncomeSM Advantage, you should consider that if you repurchase Lincoln Lifetime IncomeSM Advantage in the future the 200% Step-up feature will no longer be available. Before deciding whether to purchase Lincoln Lifetime IncomeSM Advantage or Lincoln Lifetime IncomeSM Advantage Plus with or without the 200% Step-up, you should consult with your broker dealer representative.

The Lincoln National Life Insurance Company. With respect to the issuance of the Contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Exchange Act of 1934.




     Please keep this Supplement with your prospectus for future reference.